July 20, 2015

Mr. Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Cabot Oil & Gas Corporation

  Form 10-K for Fiscal Year Ended December 31, 2014

  Filed February 27, 2015

  File No. 1-10447

Dear Mr. Horowitz:

We are responding to comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated June 23, 2015 regarding our 2014 Form 10-K. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text. With respect to the Staff’s comments, we propose to include revised disclosures in our future filings under the Securities Exchange Act of 1934 as indicated below.

Form 10-K for Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Potential Impact of Our Critical Accounting Policies, page 40

Carrying Value of Oil and Gas Properties, page 41

1.	You indicate that a continued low price environment could cause a “significant revision” in the carrying value of oil and gas properties in future periods. Section III.B.3. of SEC Release No. 33-8350 provides guidance regarding quantitative disclosure of reasonably likely effects of material trends and uncertainties. Please revise to provide more extensive discussion, including, where reasonably practicable, quantification of the impact of current commodity prices on the carrying value of your oil and gas properties. Your revised disclosure should also quantify the impact of potential scenarios deemed reasonably likely to occur on your estimated reserve volumes.

Response

We acknowledge the Staff’s comment and believe we have complied with the provisions of Section III.B.3 of SEC Release No. 33-8350. We began including the specific reference in the disclosure noted by the Staff to potential significant revisions in the carrying value of our oil and gas properties due to continued low prices several years ago. In the fourth quarter of 2014, as a result of significant commodity price declines and management’s decision not to pursue any further activity in certain non-core areas in that price environment, we recognized the $771 million impairment. Following the 2014 impairment, we do not believe that further impairment of our assets is reasonably likely to occur in the near future taking into account current low commodity prices, and therefore do not believe that the guidance requiring quantitative disclosure of reasonably likely effects of material trends and uncertainties is applicable.

In future filings, we will revise our disclosure under this caption to clarify the impact that lower or declining commodity prices will have on the carrying value of our oil and gas properties in future periods. In addition, in instances where we determine that it is reasonably likely that our carrying value of our oil and gas properties will be affected, we will provide additional quantitative disclosure consistent with Section III.B.3 of SEC Release No. 33-8350. For 2014, such discussion under “Carrying Value of Oil and Gas Properties” on page 41 of our 2014 Form 10-K would have read substantially as set forth below.

Carrying Value of Oil and Gas Properties

We evaluate our proved oil and gas properties for impairment on a field-by-field basis whenever events or changes in circumstances indicate an asset’s carrying amount may not be recoverable. We compare expected undiscounted future cash flows to the net book value of the asset. If the future undiscounted expected cash flows, based on our estimate of future natural gas and crude oil prices, operating costs and anticipated production from proved reserves and risk-adjusted probable and possible reserves, are lower than the net book value of the asset, the capitalized cost is reduced to fair value. Commodity pricing is estimated by using a combination of assumptions management uses in its budgeting and forecasting process, historical and current prices adjusted for geographical location and quality differentials, as well as other factors that management believes will impact realizable prices. In the event that commodity prices ~~remain low or~~ significantly decline, ~~there could be a significant revision in the future.~~ management would test the recoverability of the carrying value of its oil and gas properties and, if necessary, record an impairment charge. Fair value is calculated by discounting the future cash flows. The discount factor used is based on rates utilized by market participants that are commensurate with the risks inherent in the development and production of the underlying natural gas and oil.

Unproved oil and gas properties are assessed periodically for impairment on an aggregate basis through periodic updates to our undeveloped acreage amortization based on past drilling and exploration experience, our expectation of converting leases to held by production and average property lives. Average property lives are determined on a geographical basis and based on the estimated life of unproved property leasehold rights. Historically, the average property life in each of the geographical areas has not significantly changed and generally ranges from three to five years. The commodity price environment may impact the capital available for exploration projects as well as development drilling. We have considered these impacts when determining the amortization rate of our undeveloped acreage, especially in exploratory areas. If the average unproved property life decreases or increases by one year, the amortization would increase by approximately $21.8 million or decrease by approximately $14.8 million, respectively, per year.

As these properties are developed and reserves are proved, the remaining capitalized costs are subject to depreciation and depletion. If the development of these properties is deemed unsuccessful, the capitalized costs related to the unsuccessful activity is expensed in the year the determination is made. The rate at which the unproved properties are written off depends on the timing and success of our future exploration and development program.

Results of Operations, page 43

2.	We note your tax rate decreased from 42.4% in 2013 to (222.4%) in 2014. Expand your discussion of the underlying reasons for the variations in your effective income tax rate provided on page 47 and disclose your expectations as to the effective rate for fiscal 2015. Please refer to Item 303(a)(3)(i)-(ii) of Regulation S-K for guidance.

Response

We acknowledge the Staff’s comment and while we believe we have complied in all material respects with the applicable reporting requirements, in order to be responsive to the Staff’s comment, in future filings we will expand our discussion of the underlying reasons for significant and unusual variations in our effective income tax rate, known trends and uncertainties with respect thereto and to the extent a significant or unusual variation is expected in future periods our expectations as to our future effective tax rates. For 2014, such discussion under “Income Tax Expense” on page 47 of our 2014 Form 10-K would have read substantially as follows:

Income Tax Expense. Income tax expense decreased $277.8 million due to a decrease in pretax income and a lower effective tax rate. The effective tax rates for 2014 and 2013 were (222.4)% and 42.4%, respectively. The overall effective tax rate was lower ~~as a result of~~ due to a change in ~~estimated net deferred state tax liabilities reflected in our Consolidated Balance Sheet, which were~~ our effective state income tax rates based on updated state apportionment factors in states in which we operate. The decrease in our state apportionment factors was primarily driven by a shift in the sourcing of revenues based on the location of customers to whom we ultimately sell our natural gas in the northeast United States. The decrease in effective state income tax rates significantly affected our estimated net state deferred tax liabilities reflected in our Consolidated Balance Sheet, resulting in an income tax benefit of approximately $87 million that was reflected in our provision for income taxes in 2014.

We expect our 2015 effective income tax rate to be approximately 37%; however, this rate may fluctuate based on a number of factors, including but not limited to changes in enacted federal and/or state tax rates that occur during the year, changes in the composition and location of our asset base and the location of our customers.

Notes to Consolidated Financial Statements

Note 3 – Properties and Equipment, page 65

Impairment, page 65

3.	We understand from your disclosure that the $771 million impairment of oil and gas properties recorded in fiscal year 2014 relates primarily to fields located in East Texas. You have disclosed this impairment was triggered by the significant decline in commodity prices in late 2014 as well as by management’s decision not to pursue further activity in these non-core areas in the current price environment. Further, on the earnings call held on February 20, 2015, management stated “these assets were the focus of the Company prior to our development of the Marcellus and Eagle Ford and have not seen any meaningful levels of drilling activity since 2010 so there was no impact to the Company’s reserve report.” Please tell us whether the amounts that were impaired and the amounts that remain on the balance sheet related to these properties as of December 31, 2014 are classified as proved developed, proved undeveloped, or unproved properties. Additionally, please explain why there was no impact to your reserve report and identify the reserve quantities reported related to these properties as of December 31, 2014. Specifically, if classified as proved undeveloped reserves, confirm when these reserves were initially reported and confirm that your development plans and drilling activity have met the requirements that these properties are scheduled to be or have been drilled within five years of initial disclosure. Refer to Rule 4-10(a)(31) of Regulation S-X.

Response

The amounts that were impaired and the amounts that remain on the balance sheet as of December 31, 2014 related to these properties were classified as proved developed properties. Furthermore, there were no reserves classified as proved undeveloped (PUD) associated with the impaired properties as of December 31, 2014.

Proved reserve quantities associated with these properties were 99.6 Bcfe and 106.8 Bcfe as of December 31, 2014 and 2013, respectively. There was no material impact to our reserve report year over year, as all PUD reserve quantities had been removed in prior periods in accordance with Rule 4-10(a)(31) of Regulation S-X and there were no material revisions or other additions/reductions to our proved reserve quantities. The change year over year primarily relates to production associated with the properties.

Note 10 – Income Taxes, page 76

4.	We note the deferred tax adjustment related to change in overall state tax rate of $87 million. Please revise the tax footnote to expand your explanation of the underlying factors causing such a large individual impact on the effective tax rate. For example, please expand your discussion of state apportionment factors to discuss the updates made and any changes in location of operations in certain states that contributed to the decrease in deferred state tax liabilities. To the extent that any individually significant items are included within this line item, please provide separate disclosure of such items. Refer to ASC 740-10-50-12 and Rule 4-08(h) of Regulation S-X.

Response

We acknowledge the Staff’s comment and while we believe we have complied in all material respects with the applicable disclosure requirements, in order to be responsive to the Staff’s comment, in future filings we will expand our discussion to include underlying factors causing a large impact on the effective tax rate. For 2014, such disclosure on page 77 of our 2014 Form 10-K would have read substantially as follows:

For state income tax purposes, the Company must estimate the respective amounts of future earnings that are subject to income tax in the various states in which the Company operates. These estimates may change based on a variety of factors including, but not limited to, changes in state income tax rates, the composition and location of the Company’s asset base and the location of the Company’s customers. In 2014, the Company’s overall effective tax rate decreased compared to 2013 due to a change in ~~estimated deferred state tax liabilities reflected in the Company’s Consolidated Balance Sheet, which is~~ its effective state income tax rates based on updated state apportionment factors in states in which the Company operates. The decrease in the Company’s state apportionment factors was primarily driven by a shift in the sourcing of revenues based on the location of customers to whom the Company ultimately sells its natural gas in the northeast United States. The decrease in effective state income tax rates significantly affected the Company’s estimated net state deferred tax liabilities reflected in its Consolidated Balance Sheet, resulting in an income tax benefit of approximately $87 million that was reflected in the Company’s provision for income taxes in 2014.

We confirm to the Staff there were no individually significant items or offsetting amounts included in the 2014 deferred tax adjustment of $87 million.

5.	We note you recorded $3.977 million in valuation allowance in 2014. However, you state the net operating loss carryforwards and alternative minimum tax credit carryforwards are more likely than not to be utilized prior to expiration. Please expand your disclosures to discuss the nature and reason for the increase in valuation allowance. In addition, revise the table of deferred tax liabilities and tax assets to separately disclose the net change in valuation allowance for the fiscal years presented. Refer to ASC 740-10-50-2 for further guidance.

Response

We acknowledge the Staff’s comment and note that the valuation allowance recorded in 2014 related to certain state net operating loss carryforwards that we determined would not be utilized in future periods due to our inactivity in certain states in which we operate and the lack of sufficient taxable income in those states that would allow us to utilize the net operating loss carryforwards prior to their expiration. We did not expand our disclosure to discuss the nature and reason for the $3.977 million change in our valuation allowance, as we believe the change was not material to warrant further disclosure.

With respect to the table of deferred tax liabilities and tax assets while we believe we have complied in all material respects with the applicable disclosure requirements, in order to be responsive to the Staff’s comment, in future filings we will separately disclose the valuation allowance for all years presented and discuss the nature and reason for material changes. For 2014, such disclosure included in the deferred income tax liabilities and assets table on page 77 of our 2014 Form 10-K would have read substantially as follows:

	December 31,
(In thousands)	2014	2013
Deferred Tax Assets
Net operating loss carryforward	$146,740	$79,282
Alternative minimum tax carryforward	227,719	182,212
Foreign tax credit	4,525	4,822
Derivative instruments	—	3,946
Incentive compensation	21,961	36,450
Deferred compensation	9,531	11,988
Post-retirement benefits	13,689	13,965
Other	747	3,619
Less Valuation Allowance	(4,779)	(1,100)

Total	420,133	335,184

Deferred Tax Liabilities
Properties and equipment	1,248,532	1,321,241
Derivative instruments	50,750	—

Total	1,299,282	1,321,241

Net deferred tax liabilities	$879,149	$986,057

******

Cabot hereby acknowledges that:

•	Cabot is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Cabot may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, you may contact Scott C. Schroeder at (281) 589-4993 or the undersigned at (281) 589-4848.

Sincerely,

/s/ Todd M. Roemer
Todd M. Roemer
Principal Accounting Officer
Controller

cc:	Ms. Diane Fritz, United States Securities and Exchange Commission

Ms. Shannon Buskirk, United States Securities and Exchange Commission

Mr. Scott C. Schroeder, Cabot Oil & Gas Corporation

Ms. Deidre Shearer, Cabot Oil & Gas Corporation

Mr. J. David Kirkland, Jr., Baker Botts L.L.P.

Mr. Douglas T. Parker, PricewaterhouseCoopers LLP